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                                                                     EXHIBIT H-2

                                                              September 13, 1996
                                                                         Revised

The Board of Directors
Centerior Energy Corporation
6200 Oak Tree Boulevard
Independence, Ohio 44131

Dear Members of the Board;

     We understand that Centerior Energy Corporation, an Ohio corporation ("Centerior"), and Ohio Edison Company, an Ohio corporation ("Ohio Edison"), have determined to engage in a strategic business combination. The terms and conditions of the business combination are set forth in the Agreement and Plan of Merger, dated as of September 13, 1996 (the "Agreement") between Ohio Edison and Centerior. The Agreement provides for, among other things, (i) the formation of FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), 50% of whose capital stock will be owned by Centerior and 50% of whose capital stock will be owned by Ohio Edison, (ii) the merger of a subsidiary of firstenergy with and into Ohio Edison (the "Ohio Edison Merger"), (iii) the merger of another subsidiary of FirstEnergy with and into Centerior (the "Centerior Merger"), and (iv) immediately after the Centerior Merger, the merger of Centerior with and into FirstEnergy (the "FirstEnergy Merger") (the Ohio Edison Merger, the Centerior Merger and the FirstEnergy Merger together being referred to herein as the "Merger"). Pursuant to the Agreement, each issued and outstanding share of common stock, par value $9 per share, of Ohio Edison ("Ohio Edison Common Stock") will be converted into common stock, par value $0.10 per share, of FirstEnergy ("First Energy Common Stock") at the rate of one share of FirstEnergy Common Stock for each share of Ohio Edison Common Stock (the "Ohio Edison Conversion Number"); and each issued and outstanding share of common stock, without par value, of Centerior ("Centerior Common Stock") will be converted into FirstEnergy Common Stock at the rate of 0.525 shares of FirstEnergy Common Stock for each share of Centerior Common Stock (the "Centerior Conversion Number"). The terms and conditions of the Merger are set forth in more detail in the Agreement. Capitalized terms used herein without definition have the respective meanings assigned to such terms in the Agreement.

     We have been requested by Centerior to render our opinion with respect to the fairness, from a financial point of view, to holders of Centerior Common Stock of the Centerior Conversion Number to be offered in the Merger.

     In arriving at our opinion, we have, among other things:

      (1) Reviewed the Annual Reports, Forms 10-K and the related financial information for the three-year period ended December 31, 1995, and the Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1996 and June 30, 1996, for Centerior, The Cleveland Electric Illuminating Company and The Toledo Edison Company;

      (2) Reviewed the Annual Reports, Forms 10-K and the related financial information for the three-year period ended December 31, 1995, and the Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1996 and June 30, 1996, for Ohio Edison and Pennsylvania Power Company;

      (3) Reviewed certain other filings with the Securities and Exchange Commission and other regulatory authorities made by Centerior, The Cleveland Electric Illuminating Company, The Toledo Edison Company, Ohio Edison and Pennsylvania Power Company during the last three years, including proxy statements, FERC Forms 1, Forms 8-K and registration statements;

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      (4) Reviewed certain internal information including financial forecasts, relating to the business, earnings, capital expenditures, cash flow, assets and prospects of Centerior and Ohio Edison furnished to us by Centerior and Ohio Edison;

      (5) Conducted discussions with members of senior management of Centerior and Ohio Edison concerning their respective businesses, regulatory environments, prospects and strategic objectives and possible operating, administrative and capital synergies which might be realized for the benefit of FirstEnergy following the Merger;

      (6) Reviewed the historical market prices and trading activity for shares of Centerior Common Stock and Ohio Edison Common Stock and compared them with those of certain publicly traded companies which we deemed to be relevant;

      (7) Compared the results of operations of Centerior and Ohio Edison with those of certain companies which we deemed to be relevant:

      (8) Compared the proposed financial terms of the Merger with the financial terms of certain utility industry business combinations which we deemed to be relevant;

      (9) Analyzed the respective contributions in terms of assets, earnings, cash flow and shareholders' equity of Centerior and Ohio Edison to FirstEnergy;

     (10) Analyzed the valuation of shares of Centerior Common Stock and Ohio Edison Common Stock using various valuation methodologies which we deemed to be appropriate;

     (11) Considered the pro forma capitalization, earnings and cash flow of FirstEnergy;

     (12) Compared the pro forma capitalization ratios, earnings per share, dividends per share and payout ratio of FirstEnergy with each of the corresponding current and projected values for Centerior and Ohio Edison on a stand-alone basis;

     (13) Reviewed the Agreement; and

     (14) Reviewed such other studies, conducted such other analyses, considered such other financial, economic and market criteria, performed such other investigations and taken into account such other matters as we deemed necessary or appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or otherwise furnished or made available to us by Centerior and Ohio Edison and have further relied upon the assurances of management of Centerior and Ohio Edison-that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of Centerior and Ohio Edison (including, without limitation, projected cost savings benefits), we have relied upon the assurances of management of Centerior and Ohio Edison that such projections have been reasonably prepared and reflect the best currently available estimates and judgments of the management of Centerior and Ohio Edison is to the future financial performance of Centerior and Ohio Edison, as the case may be, and as to the projected outcomes of legal regulatory and other contingencies. In arriving at our opinion, we have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Centerior or Ohio Edison, nor have we made any physical inspection of the properties or assets of Centerior or Ohio Edison. We have assumed that the Merger will be treated for Federal income tax purposes, as to Ohio Edison, as a transfer within the meaning of Section 351 (a) of the Internal Revenue Code of 1986, as amended ("the Code"), and the regulations thereunder, and as to Centerior, as a reorganization within the meaning of Section 468 (a) of the Code, and that Centerior, Ohio Edison and shareholders of Centerior and Ohio Edison who exchange their shams solely for FirstEnergy Common Stock will recognize no gain or loss for federal income tax purposes as a result of the consummation of the Merger. We have also assumed that the Centerior Merger will be accounted for by the purchase method of accounting. You have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of Centerior. Our

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opinion herein is necessarily based upon financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

     We have acted as financial advisor to Centerior in connection with the Merger and will receive certain fees for, our services. In addition, we, have in the past rendered certain investment banking and financial advisory services to Centerior for which we received customary compensation.

     Our advisory services and the opinion expressed herein are provided for the use of Centerior's Board of Directors in evaluating the Merger and are not provided on behalf of, or intended to confer rights or remedies upon, any stockholder of Centerior, Ohio Edison or any person other than Centerior's Board of Directors. Except for its publication in the Joint Proxy Statement which will be distributed to holders of Centerior Common Stock and Ohio Edison Common Stock in connection with approval of the Merger, our opinion may not be published or otherwise used or referred to without our prior written consent. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should act with respect to the Merger.

     Based upon and subject to the foregoing, our experience as investment bankers and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Centerior Conversion Number to be offered in connection with the Merger is fair, from a financial point of view, to the holders of Centerior Common Stock.

                                            Very truly yours,

                                            /s/  Barr Devlin & Co. Incorporated

                                            BARR DEVLIN & CO. INCORPORATED

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